Exhibit 1.01

Lucid Group, Inc. Conflict Minerals Report

For The Year Ended December 31, 2023

This Conflict Minerals Report for the year ended December 31, 2023 (the “CMR”) is prepared to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, which requires certain reporting and disclosure related to conflict minerals with the Securities and Exchange Commission (the “SEC”). The SEC currently defines “conflict minerals” to mean cassiterite, columbite-tantalite (coltan), wolframite, gold, or their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of their conflict minerals and whether or not their conflict minerals fund armed conflict. Please refer to the Rule, Form SD, and SEC Release No. 34-67716 for definitions of the terms used in this CMR, unless otherwise defined herein. Statements in this CMR are based on our due diligence activities performed in good faith for the calendar year 2023 and are based on information available as of the time of this filing, unless otherwise indicated. Factors that could affect the accuracy of these statements include, but are not limited to, incomplete supplier data or available smelter and/or refiner (collectively referred to as “smelter(s)”) data, errors or omissions by suppliers or smelters, ongoing certifications of smelters, continued guidance or amendments to the Rule, and other issues. Additionally, this CMR may contain forward-looking statements that reflect what we strive to achieve in the future as we continue to improve our responsible sourcing program. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially from those stated. In addition, references to documents, third-party materials, our websites and information available through these websites are not incorporated into this CMR. Throughout this CMR, we use “Lucid,” “we,” “our,” “us” and similar terms to refer to Lucid Group, Inc. and its subsidiaries (collectively, “Lucid” or the “Company”), unless otherwise indicated.

Company Overview

Lucid is a technology company that is setting new standards with its advanced luxury electric vehicle (“EV”), beginning with the Lucid Air, the most efficient (as measured by miles of range per kilowatt-hour), the longest-range, and the fastest-charging fully electric car in its class available in the U.S. market today. Lucid (i) designs, engineers and manufactures EVs, EV powertrains and battery systems in-house using our own equipment and factories, (ii) designs and develops proprietary software in-house for Lucid vehicles that can be continuously improved upon through over-the-air (“OTA”) software updates, (iii) offers a refined customer experience at our own geographically distributed retail and service locations and through direct-to-consumer online and retail sales, (iv) plans to supply and license technology to third parties, and (v) boasts a strong product roadmap of future vehicle programs and technologies. Our focus on in-house hardware and software innovation, vertical integration, and a “clean-sheet” approach to engineering and design led to the development of the award-winning Lucid Air.

Lucid recognizes that to support our mission we have a responsibility to support and manage the human rights and environmental impacts of our supply chain, including the extraction, harvesting, processing, refining and transportation of raw materials that may become part of our products. To support this commitment, we have established a Responsible Sourcing Policy and Supplier Code of Conduct which communicate our expectations to our suppliers.

We have described below our efforts to understand the origins of the 3TG sourced in our products and our efforts to assess the source and chain of custody of any 3TG that may have originated in the Covered Countries.

In-Scope Products

Based on our analysis, we have determined that 3TG are necessary to the functionality or production of the Lucid Air and in select accessories over which we had significant influence on the design and/or manufacture (the “In-Scope Products”). We proceeded to conduct a reasonable country of origin inquiry (“RCOI”) and due diligence to assess the sourcing of the 3TG in the In-Scope Products.

Reasonable Country of Origin Inquiry (“RCOI”)

Since we do not buy raw 3TG and are typically multiple tiers away from the smelters and refiners in our supply chain, we are reliant upon our direct suppliers to support our due diligence and request the sourcing information from their supply chain for the 3TG minerals in the products they provide to Lucid. Due to the complexity of the supply chain, the majority of our in-scope suppliers are responding at a company-level and not providing information specific to the products they provide to Lucid. Some suppliers are also providing incomplete information due to not receiving all the information from their own suppliers. As a result, the RCOI determination may be over-conclusive or incomplete. Outlined below are the steps we took to perform the RCOI and to determine what further due diligence is needed.

RCOI Approach

To determine which suppliers should be included in the scope of the RCOI, we performed a risk assessment of all parts or components to our Lucid Air and select accessories based on 3TG content as reported through the International Material Data System (the “IMDS”). All related suppliers for the 3TG parts and components identified through IMDS were included in the RCOI. We also included any additional suppliers who had not yet completed their IMDS submission in our RCOI.

We requested our in-scope suppliers to complete the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”) to report on their due diligence efforts, including the smelters, refiners, and countries of origin in their supply chain. We engaged a third party to support managing our RCOI, including performing a quality review based on standards we communicated to them. Our quality review standards included indicators of where the supplier may have completed the CMRT incorrectly, did not report smelters and refiners, indicated conflicting responses with their IMDS submission, or had other indicators of insufficient due diligence in their response.

•	As of March 7, 2024, we received responses from 91% of the in-scope suppliers surveyed. Since our suppliers are often unable to report specific countries of origin, we leverage the RMI’s RCOI database which provides aggregated data of countries of origin for smelters and refiners considered to be conformant by the RMI’s Responsible Minerals Assurance Program (“RMAP”), Responsible Jewellery Council (“RJC”) or London Bullion Market Association (“LBMA”). Based on our analysis of our supplier’s CMRTs and RMI’s RCOI database (as of January 26, 2024), a portion of our suppliers indicated that at least some of their 3TG is coming from the Covered Countries or reported smelters/refiners linked to the Covered Countries, based on the RMI’s RCOI database.

As a result of our reasonable country of origin inquiry, we proceeded to conduct due diligence on the source and chain of custody of the 3TG minerals in our products.

Design of Due Diligence

We have designed our due diligence measures to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, 2016 (“OECD Guidance”) and the related supplements for 3TG.

Due Diligence Measures Performed

Step 1. Establish Strong Company Management System

Lucid has taken the following steps to establish a company management system:

•	Established a Responsible Sourcing Policy to support our commitment to responsibly source raw materials, including tin, tungsten, tantalum and gold. This policy outlines our expectations for our suppliers to perform due diligence and to strive to source from available smelters and refiners which have undergone an independent third party audit program, such as the standards set by the Responsible Minerals Initiative, London Bullion Market Association and Responsible Jewellery Council. We have published our policy on the legal section of our website (https://lucidmotors.com/s3fs-public/pdf/responsible-sourcing-policy.pdf).
•	Integrated our responsible sourcing and compliance expectations into the general terms & conditions of our supplier contracts and in our Supplier Code of Conduct.
•	Integrated human rights risks into our new supplier due diligence process to monitor for potential human rights concerns and to identify potential mitigating actions that may be needed.
•	Established a cross-functional working group to manage the implementation of our conflict minerals compliance requirements with our suppliers. This team consists of representatives from our Environment, Social & Governance (“ESG”), Supply Chain, Legal and Compliance teams. The group meets regularly to monitor the progress of our due diligence efforts. Our Human Rights Working Group and ESG co-chairs are responsible for monitoring our ESG initiatives. They receive regular updates on our compliance strategy and progress as well as results of our due diligence and mitigation efforts.
•	Provided training to our internal supplier managers to educate them on the objectives of the regulation and our approach.
•	Engaged a third party to facilitate the gathering of CMRTs from our in-scope suppliers, perform quality reviews and provide training and reference materials to our suppliers to help them understand the regulation and how to complete the requested annual declaration.
•	Implemented a supply chain traceability process. We implemented a materials database that leverages IMDS to help identify which parts for our In-Scope Products may contain the minerals. We adopted the RMI’s CMRT to gather countries of origin, smelters and refiners and a description of the due diligence efforts from our suppliers. As members of the Responsible Minerals Initiative, we utilize their aggregated list of country-of-origin information provided for smelters and refiners confirmed as conformant with the Responsible Minerals Assurance Program to identify potential countries of origin of the minerals in our supply chain.
•	Established performance indicators to assess our conflict minerals compliance progress, maturity of our suppliers to support our transparency and responsible sourcing requirements and any potential high-risk sourcing.
•	Established a Speak Up! Integrity Helpline to encourage reporting. This platform allows employees, suppliers and other third parties to raise conflict mineral and other workplace concerns through multiple avenues including online, via phone or text, or to any member of the HR, Legal or ESG teams. These concerns may be raised anonymously.

Step 2. Identify and Assess Risk in the Supply Chain

We requested CMRTs from all in-scope suppliers as described in the RCOI Approach section above. We engaged a third party to support gathering the CMRTs from suppliers, performing the initial quality reviews, and working with the suppliers to address any quality issues identified. Each CMRT was reviewed to assess:

•	Whether all the required disclosure elements in the CMRT were completed
•	Whether suppliers had received at least a 75% response rate from their own suppliers
•	Whether the supplier’s responses reconciled with the 3TG information they disclosed in IMDS
•	Whether the suppliers had disclosed smelters and refiners for the conflict minerals in their products
•	Whether the suppliers had a Responsible Sourcing Policy

We reviewed the smelters and refiners disclosed by our suppliers to assess the risk of sourcing that may not be in conformance with our Responsible Sourcing Policy, OECD Guidance and the broader objectives of the regulation to avoid indirect or direct funding of armed groups in the Democratic Republic of Congo. Each smelter and refiner was checked against the Responsible Minerals Initiative’s Facility Database to determine if it was a valid smelter or refiner and if it had an active, passing audit following either the RMAP, RJC, or LBMA protocols, or if not, whether they were actively engaged in the process of obtaining an audit. In addition, we also reviewed any additional reports available for raw materials, including any publicly available NGO reports, government-provided information or other media to help us identify potential risks in our supply chain.

Step 3. Design and Implement a Strategy to Respond to Identified Risk

We established performance metrics to monitor the progress of our efforts with our supply chain. We report on the results of our RCOI and due diligence efforts regularly to our Conflict Minerals Working Group and Human Rights co-sponsors. To support our due diligence, we engaged a third party to create corrective action plans for each supplier to address any high-risk sourcing identified in their respective CMRTs, including encouraging our suppliers to utilize conformant smelters and refiners, consistent with the expectations in our Responsible Sourcing Policy. Since this is the first year of our conflict minerals RCOI and due diligence, we are still in process of working with our suppliers to respond to our RCOI and to improve the quality of their responses to understand what sourcing issues may be linked to Lucid products.

To further support addressing supply chain risks upstream, we joined cross-industry forums such as the RMI and Responsible Business Alliance (“RBA”). We have begun to integrate the tools provided by the RMI to enhance our due diligence of risks upstream.

Step 4. Carry Out Independent Third-Party Audit of Smelter and Refiner Due Diligence Practices

Since we do not have direct business relationships with the smelters and refiners in our supply chain, we rely upon the RMI’s Responsible Minerals Assurance Program (“RMAP”) and the RMAP Cross-Recognition Program to determine which smelters and refiners disclosed by our suppliers are actively engaged in or conformant with the RMAP, LBMA and RJC independent third party-audit protocols of their due diligence practices. We utilize the RMI’s facility database and RCOI information to help us monitor and manage our supply chain risks. We have also outlined in our Responsible Sourcing Policy that our suppliers should strive to use conformant smelters where available.

Step 5. Report Annually on Supply Chain Due Diligence

We have published our first Conflict Minerals Report on our supply chain due diligence for 2023. Our Lucid Conflict Minerals Report is available on the Legal page of our website at https://lucidmotors.com/legal#conflict-minerals.

Facilities Used to Process the Conflict Minerals in Products, if Known

Lucid is dependent on the cooperation of our direct suppliers to help us identify the smelters and refiners in our supply chain. While we requested our suppliers to provide information specific to the parts and components provided to Lucid, most responses submitted are still at a company-level and not specific to our supply chain. For those suppliers who disclosed a product-specific CMRT to Lucid, some of the upstream supplier information may have been disclosed at a company and not-product level as well – making it further difficult for Lucid to validate the specific facilities related to Lucid’s supply chain. In addition, many suppliers are disclosing that they have not yet completed their own due diligence and are unable to disclose a complete list of smelters and refiners. The information below represents the data we have gathered from our in-scope suppliers as of March 7, 2024. Due to the challenges noted above, the list is likely to be both incomplete and over-inclusive of facilities in Lucid’s supply chain.

Smelter/Refiner Conformant Status

Our suppliers disclosed 375 legitimate, actively operating smelters and refiners, based on the RMI’s Facility Database as of February 23, 2024. We are in the process of submitting the remainder of the alleged smelter and refiner facilities to the RMI to validate whether they are legitimate smelter and refiners.

Based on the information disclosed by our suppliers and information available in the RMI’s Facility Database, we identified 36 smelters and refiners to have sourced or are sourcing from a Covered Country; all of these were audited and are considered conformant to one of the recognized audit protocols described earlier. Overall, 72% of all smelters and refiners disclosed by our suppliers are considered conformant. We recognize that this list may fluctuate throughout the year due to changes in sourcing by our supply chain or due to changes in the conformant status maintained by the smelters and refiners.

	Tin	Tungsten	Tantalum	Gold
Conformant* or Active**	75	38	42	116
Not Participating	19	16	4	65
Total	94	54	46	181
Percentage aligned with Lucid’s Responsible Sourcing Policy	80%	70%	91%	64%

*Conformant facilities are those that have successfully completed an assessment against either the applicable RMI, LBMA or RJC standard. These assessments are backward-looking and focus on evaluating facilities’ due diligence systems and processes to conform with the standards. They are not material validation assessments.

**Active facilities are those that have committed to undergo an RMAP assessment, completed the relevant documents, and scheduled the on-site assessment. These may be in the pre-assessment, assessment, or corrective-action phases of the assessment.

Countries of Origin of the Conflict Minerals in Products, if Known

Similar to identifying which smelters and refiners are in our supply chain, we are dependent upon our in-scope suppliers to help provide transparency into our supply chain to identify from which countries the 3TG may be sourced. Our upstream suppliers also have difficulty in determining which countries of origin that specific smelters and refiners may be sourcing from. Given these limitations, we leverage the RMI’s RCOI database to understand the countries of origin that have been identified for all conformant smelters in aggregate. Since the RMI’s RCOI database also does not provide a linkage between a specific conformant smelter and a country of origin, the list of countries provided may or may not be part of Lucid’s supply chain. We recognize that this list may also fluctuate throughout the year as well as year over year. We have provided a list of countries of origin in Annex I.

Efforts to Determine the Mine or Location of Origin with the Greatest Possible Specificity

Due to the complexities of the supply chain and the limitations in the data provided by suppliers and RMI, it is difficult for us to determine the origins or mines with exact specificity. We rely upon the CMRTs provided by our in-scope suppliers and the RMI’s RCOI database to identify the smelters, refiners and countries of origin that may be linked to our products. If a potential high-risk sourcing issue is identified through our analysis of this information or through our other due diligence mechanisms, we conduct further follow up with the supplier to attempt to gather more specific origin information and to confirm whether the sourcing is linked to Lucid’s products specifically.

Steps We Have Taken to Mitigate OECD Annex II, Environmental Social Risks in Our Mineral Supply Chain; Including Steps To Improve Our Due Diligence

We recognize that there are a number of steps we can take to continue to improve our due diligence and mitigate the risks of sourcing from high-risk regions, including continuing to contractually require our suppliers to comply with the expectations in our Supplier Code of Conduct and to meet all due diligence requests; following up with suppliers to assess chain of custody to Lucid products for any potentially high-risk smelters or refiners identified; and continuing to engage in cross-industry forums, including the Responsible Minerals Initiative and Responsible Business Alliance.

Annex I – Countries of Origin

The information below represents information from the RMI’s RCOI report as of January 26, 2024, for the smelters and refiners disclosed by our in-scope suppliers. The RMI provides an aggregated list of countries for conformant smelters only. The RMI does not provide a specific country of origin for each conformant smelter due to business confidentiality reasons. Therefore, we are unable to determine with any certainty the specific countries of origin the material may have come from.

Andorra	Italy	Saudi Arabia
Australia	Japan	Singapore
Austria	Kazakhstan	South Africa
Belgium	Korea, Republic of	Spain
Bolivia (Plurinational State of)	Kyrgyzstan	Sudan
Brazil	Lithuania	Sweden
Canada	Malaysia	Switzerland
Chile	Mexico	Taiwan, Province of China
China	Myanmar	Tanzania
Colombia	Netherlands	Thailand
Congo, Democratic Republic of the	New Zealand	Turkey
Czechia	Norway	Uganda
Estonia	Peru	United Arab Emirates
France	Philippines	United Kingdom of Great Britain and Northern Ireland
Germany	Poland	United States of America
Ghana	Portugal	Uzbekistan
India	Russian Federation	Viet Nam
Indonesia	Rwanda	Zimbabwe